UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated July 26, 2012.

2.               Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

Press Release

Steady top line growth in a mixed market

•                  Orders and revenues increased(1), orders steady to higher in all regions

•                  Operational EBITDA(2) and margin lower vs Q2 2011, margin up 1% point vs Q1 2012

•                  Thomas & Betts acquisition completed, solid first contribution to operational EBITDA

•                  Significant foreign exchange translation negatively impacts top line and earnings

Zurich, Switzerland, July 26, 2012 — ABB reported higher orders and revenues in the second quarter of 2012 despite short-term macroeconomic volatility as customers in almost all regions continued to invest in power grid upgrades and improved industrial productivity.

Orders received grew 9 percent (6 percent organic(3)) to $10.1 billion while revenues rose to $9.7 billion, representing a 6 percent increase (3 percent organic). Utilities continued to invest in transmission grids, while industrial customers, especially in oil and gas, increased spending to secure reliable power and improve productivity.

Operational EBITDA amounted to $1.5 billion, a 5 percent decrease compared to the same quarter in 2011 (-9 percent organic). The operational EBITDA margin was 15.1 percent versus 16.0 percent the previous year. Cost savings of about $280 million offset the impact of lower prices and project margin slippages, while growth investments in selling and R&D supported volume increases. An unfavorable business mix also impacted the operational EBITDA margin, while significant differences in foreign exchange rates compared with the second quarter of 2011 reduced our US-dollar reported revenues by approximately $600 million and operational EBITDA by approximately $100 million.

Cash flow from operations was approximately $300 million lower than Q2 last year. Total divisional cash from operations increased by $40 million. Group cash flow reflects lower cash generation from hedging of corporate exposures as a result of the strengthening US dollar.

Net income amounted to $656 million, including the negative impact of the strengthening US dollar and transaction and amortization-related charges(4) of approximately $100 million related to the acquisition of US low voltage product manufacturer Thomas & Betts, which was completed on May 16 of this year.

“These results clearly show how our balanced business and regional scope, together with good execution on cost, allow us to produce solid results even in a mixed market,” said Joe Hogan, ABB’s CEO. “We’re also satisfied to see operational profitability improve compared to the first quarter. The macroeconomic view remains uncertain, but the positive developments we’ve seen in China, the continued strength of the US market and our resilience in Europe make us more confident about the short-term outlook than we were three months ago.”

2012 Q2 key figures

			Change
$ millions unless otherwise indicated	Q2 12	Q2 11	US$	Local
Orders	10’052	9’867	2%	9%
Order backlog (end June)	29’070	29’983	-3%	6%
Revenues	9’663	9’680	0%	6%
EBIT	1’001	1’337	-25%
as % of revenues	10.4%	13.8%
Operational EBITDA	1’471	1’547	-5%
as % of operational revenues	15.1%	16.0%
Net income attributable to ABB	656	893	-27%
Basic net income per share ($)	0.29	0.39
Cash flow from operating activities	595	891	-33%

(1)  Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in results tables

(2) See reconciliation of Operational EBITDA in Note 13 to the Interim Consolidated Financial Information (unaudited)

(3) Organic changes exclude the acquisition of Thomas & Betts in mid-May 2012

(4) Includes inventory step-up

Summary of Q2 2012 results

Orders received and revenues

Macroeconomic uncertainties continued to impact the timing of large power investments in most regions during the second quarter. Nevertheless, utility customers continued to invest in selected projects to strengthen grid reliability and increase capacity. Oil and gas customers also invested in power equipment to secure reliable power supplies for production and processing. As a result, orders in the power divisions were steady to higher in most key markets, such as the US, Brazil, China, and India. Power orders were steady in Europe.

On the automation side, the need for energy-efficient solutions and higher productivity and quality drove order growth across several businesses and regions. The acquisition of Thomas & Betts significantly expanded ABB’s access to the key North American automation market and supported strong automation order growth in the region. The acquisition had no material impact on automation orders in other regions. North American automation orders also increased on an organic basis. Orders for Low Voltage Products in China rebounded in the quarter. Automation orders increased in Europe as demand in countries like the UK, Norway and in eastern Europe more than offset lower industrial activity in southern Europe. Automation orders declined in Germany compared to the same quarter in 2011 when a large order was won for rail equipment.

Base orders (below $15 million) increased 4 percent (1 percent organic). Large orders (above $15 million) increased 43 percent in the quarter and represented 15 percent of total orders compared to 12 percent in the year-earlier period.

The order backlog at the end of June 2012 amounted to $29 billion, a local-currency increase of 6 percent compared to the year-earlier period and an increase of 1 percent versus the end of the first quarter of 2012.

Revenues in the power divisions were flat compared to the same quarter a year ago, mainly reflecting the variable timing of large projects being executed out of the backlog. Revenues were higher in both Discrete Automation and Motion and in Process Automation, supported by the backlog, and were slightly lower in Low Voltage Products on an organic basis. Service revenues outgrew total revenues and were 11 percent higher in the quarter, amounting to 16 percent of total revenues, unchanged versus the same quarter a year earlier. Currency translation effects reduced reported US-dollar revenues by approximately $600 million in the quarter compared to the same quarter in 2011.

Earnings and net income

Operational EBITDA in the second quarter of 2012 amounted to $1.5 billion, a decline of 5 percent over the year-earlier period. Included in operational EBITDA is a contribution of approximately $60 million from Thomas & Betts. The decline was mainly due to negative foreign exchange translation impacts of approximately $100 million and an unfavorable business mix; cost savings effectively offset pricing pressure and net project margin slippages in the Power Systems division, while higher investments in sales and R&D helped generate offsetting volume gains.

Cost savings of approximately $280 million were achieved in the quarter, of which roughly 50 percent came from global sourcing initiatives, 45 percent from operational excellence projects and about 5 percent from footprint changes. Costs associated with the savings measures in the quarter amounted to approximately $15 million. For the first half of the year, savings reached approximately $540 million on associated costs of approximately $35 million.

Net income for the quarter decreased 27 percent to $656 million and resulted in basic earnings per share of $0.29 compared to $0.39 in the year-earlier period. Most of the difference results from the strengthening of the US dollar and acquisition-related expenses.

Balance sheet and cash flow

Net debt at the end of the second quarter was $4 billion compared to a net cash position at the end of the previous quarter of $1.4 billion. The change primarily reflects the dividend payment in May of approximately $1.6 billion as well as the Thomas & Betts acquisition.

Cash from operating activities decreased compared to the same quarter of 2011, as higher aggregate cash from the operating divisions was more than offset by significant foreign exchange movements on derivatives used to manage Corporate balance sheet exposures.

In May of 2012, ABB issued US-dollar bonds totaling $2.5 billion—its largest ever bond offering—with favorable rates on 5-, 10- and 30-year maturities.

Acquisitions

During the second quarter, ABB completed the acquisition of US-based Thomas & Betts, a North American leader in low voltage products, first announced in January 2012. Thomas & Betts contributed revenues of approximately $310 million and operational EBITDA of approximately $60 million to ABB’s second quarter results.

Outlook

Uncertainty around the short-term growth prospects for Europe, the emerging markets and the US continues to challenge the company’s ability to reliably forecast its business performance over the next several months. At the same time, the second quarter results provided several reasons to be more optimistic, such as the stability in operational EBITDA margins in the Power Products division over the past three quarters in the face of significant competitive challenges; the resilience of orders in Europe despite ongoing economic weakness in southern Europe; higher orders in key power and automation businesses in China (including construction); sustained order growth across the portfolio in the US; continued significant investments in power transmission around the world; and further indications that price pressure on new power orders is easing.

The longer-term outlook in ABB’s major end markets remains favorable, driven by megatrends such as the need for greater resource efficiency, increasing urbanization in the emerging markets, and the growing demand for more, and more efficient and reliable, power delivery.

Therefore, management is cautiously optimistic that the business environment over the remainder of 2012 will support continued growth and profitability in line with its 2011-2015 targets, provided that there is no further deterioration in the macroeconomic environment. Management will nevertheless continue to focus on reducing costs and ensuring that investments in growth are generating returns in line with our longer-term targets.

Divisional performance Q2 2012

Power Products

			Change
$ millions unless otherwise indicated	Q2 12	Q2 11	US$	Local
Orders	2’791	2’810	-1%	5%
Order backlog (end June)	8’692	8’955	-3%	5%
Revenues	2’610	2’783	-6%	0%
EBIT	302	417	-28%
as % of revenues	11.6%	15.0%
Operational EBITDA	387	454	-15%
as % of operational revenues	14.7%	16.5%
Cash flow from operating activities	224	158	42%

Orders increased in the quarter driven by growth in emerging markets. Power distribution demand was stable while the transmission sector is seeing selective investments by utilities. Macroeconomic uncertainties continue to impact large power investments in most regions. Orders were stable in Europe and Asia and grew in the Americas and the Middle East and Africa.

Revenues were at the same high level as the second quarter last year, mainly due to the timing of order execution from the backlog. Service revenues increased in the quarter.

The lower operational EBITDA and operational EBITDA margin in the quarter were due to the execution of lower margin order backlog, reflecting the pricing environment in previous quarters, and a less favorable geographic and product mix. Cost saving initiatives partially mitigated this impact.

Power Systems

			Change
$ millions unless otherwise indicated	Q2 12	Q2 11	US$	Local
Orders	1’890	1’654	14%	27%
Order backlog (end June)	11’571	11’310	2%	14%
Revenues	1’872	2’025	-8%	1%
EBIT	37	194	-81%
as % of revenues	2.0%	9.6%
Operational EBITDA	119	189	-37%
as % of operational revenues	6.2%	9.4%
Cash flow from operating activities	90	112	-20%

Order growth in the second quarter was driven mainly by utility investments in transmission infrastructure and grid enhancement. Both base and large orders increased in the quarter, led by substations and grid system solutions.

Orders increased in all major regions. The US, Canada and Brazil contributed to double-digit growth in the Americas. Large orders in Iraq to build transmission capacity contributed to growth in the Middle East and Africa. India and Australia led the growth in Asia, while order intake in Europe was driven mainly by grid upgrades.

Revenues were stable compared to the second quarter of 2011 and mainly reflect the timing of project execution from the order backlog.

Operational EBITDA and operational EBITDA margin declined compared with the same quarter a year earlier, resulting from the execution of lower margin orders in the backlog, higher selling and R&D expenses and costs on a small number of projects in different businesses.

Discrete Automation and Motion

			Change
$ millions unless otherwise indicated	Q2 12	Q2 11	US$	Local
Orders	2’428	2’615	-7%	-2%
Order backlog (end June)	4’567	4’595	-1%	8%
Revenues	2’368	2’248	5%	11%
EBIT	382	349	9%
as % of revenues	16.1%	15.5%
Operational EBITDA	446	419	6%
as % of operational revenues	18.8%	18.7%
Cash flow from operating activities	332	303	10%

Orders declined in the quarter compared to the strong second quarter a year earlier, mainly reflecting lower demand from the renewable energy and rail sectors as well as reduced demand in China and southern Europe. Orders continued to grow in North America, including a double-digit increase in orders for ABB’s low-voltage drives. North American order growth benefited from the distribution channels of Baldor Electric, in line with the growth synergies expected when Baldor was acquired at the beginning of 2011.

Revenues increased on solid execution of the strong order backlog in all businesses, led by robotics and power electronics and medium-voltage drives.

Operational EBITDA rose on the increase in revenues and the operational EBITDA margin was slightly higher compared to the same quarter in 2011 despite difficult market conditions.

Low Voltage Products

			Change
$ millions unless otherwise indicated	Q2 12	Q2 11	US$	Local
Orders	1’655	1’417	17%	23%
Order backlog (end June)	1’082	1’141	-5%	2%
Revenues	1’596	1’397	14%	21%
EBIT	139	234	-41%
as % of revenues	8.7%	16.8%
Operational EBITDA	286	268	7%
as % of operational revenues	17.9%	19.2%
Cash flow from operating activities	161	67	140%

Order growth in the quarter was driven by the contribution from the acquisition of Thomas & Betts, a North American leader in low-voltage products, which was completed in mid-May 2012. On an organic basis, orders were steady (up 1 percent), with increases in Asia and some countries in northern Europe compensating lower orders in southern Europe.

Organic revenues declined 2 percent in the quarter, reflecting the weaker demand environment in most businesses compared to the year-earlier period. Low-voltage systems revenues continued to grow on execution of the strong order backlog.

Organic operational EBITDA and operational EBITDA margin declined year-on-year, reflecting both an increase in lower margin systems sales, as well as lower volumes of certain higher-margin products in China. However, margins rebounded strongly from the first quarter of 2012.

Thomas & Betts contributed revenues of approximately $310 million and operational EBITDA of approximately $60 million during the quarter.

Process Automation

			Change
$ millions unless otherwise indicated	Q2 12	Q2 11	US$	Local
Orders	2’247	2’340	-4%	3%
Order backlog (end June)	6’417	6’829	-6%	4%
Revenues	2’052	2’095	-2%	5%
EBIT	232	223	4%
as % of revenues	11.3%	10.6%
Operational EBITDA	268	249	8%
as % of operational revenues	13.1%	11.8%
Cash flow from operating activities	95	222	-57%

Order growth in the second quarter was driven by strong large orders, mainly in oil and gas and the marine sector, including harbor cranes. Orders were also higher in measurement products but declined in pulp and paper, metals and turbochargers. Total service orders were flat in the quarter as the ongoing reduction in full service contracts and a decline in turbocharging services in the marine sector was offset by lifecycle service orders.

Regionally, order growth was driven by the Middle East and Africa and Europe on higher demand from the oil, gas and petrochemicals as well as marine and cranes sectors. Orders were also up double digits in North America, while South America saw fewer large investments compared to last year. Orders declined in Asia as the high level of marine orders in South Korea was offset by lower demand in China, mainly in the metals business.

The revenue increase reflects execution of the stronger order backlog—especially in the marine, pulp and paper and oil and gas businesses—as well as the recent growth in service orders.

Operational EBITDA and operational EBITDA margin increased reflecting strong project execution, tight cost control, and higher margins in lifecycle services and measurement products.

More information

The 2012 Q2 results press release is available from July 26, 2012, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published.

A video from Chief Executive Officer Joe Hogan on ABB’s second-quarter 2012 results will be available today at www.youtube.com/abb.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 203 059 58 62. From Sweden, +46 8 5051 00 31, from U.S. (toll-free) +1 866 291 41 66, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 48 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 15380, followed by the # key. The recorded session will also be available as a podcast one hour after the end of the conference call and can be downloaded from www.abb.com/news.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. in the UK, 9:00 a.m. EDT). Callers should dial +1 866 291 4166 from the U.S./Canada (toll-free), +44 203 059 5862 from the U.K., +46 85 051 0031 from Sweden, or +41 91 610 56 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. You will find the link to access the podcast at www.abb.com.

Investor calendar 2012
ABB Capital Markets Day 2012	Sept. 12, 2012
Q3 2012 results	Oct. 25, 2012

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

Zurich, July 26, 2012

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 919 807 5758	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
Fax: +41 43 317 7958
media.relations@ch.abb.com

ABB Q2 and half-year 2012 key figures

				Change				Change
$ millions unless otherwise indicated		Q2 12	Q2 11	US$	Local	H1 12	H1 11	US$	Local
Orders	Group	10’052	9’867	2%	9%	20’420	20’224	1%	5%
	Power Products	2’791	2’810	-1%	5%	5’908	5’670	4%	8%
	Power Systems	1’890	1’654	14%	27%	3’848	3’591	7%	14%
	Discrete Automation & Motion	2’428	2’615	-7%	-2%	5’106	4’959	3%	6%
	Low Voltage Products	1’655	1’417	17%	23%	2’992	2’826	6%	10%
	Process Automation	2’247	2’340	-4%	3%	4’787	4’946	-3%	1%
	Corporate and other (inter-division eliminations)	(959)	(969)			(2’221)	(1’768)
Revenues	Group	9’663	9’680	0%	6%	18’570	18’082	3%	7%
	Power Products	2’610	2’783	-6%	0%	5’123	5’110	0%	4%
	Power Systems	1’872	2’025	-8%	1%	3’679	3’858	-5%	1%
	Discrete Automation & Motion	2’368	2’248	5%	11%	4’610	4’128	12%	16%
	Low Voltage Products	1’596	1’397	14%	21%	2’788	2’592	8%	12%
	Process Automation	2’052	2’095	-2%	5%	4’022	3’995	1%	6%
	Corporate and other (inter-division eliminations)	(835)	(868)			(1’652)	(1’601)
EBIT	Group	1’001	1’337	-25%		2’049	2’350	-13%
	Power Products	302	417	-28%		625	767	-19%
	Power Systems	37	194	-81%		125	299	-58%
	Discrete Automation & Motion	382	349	9%		736	574	28%
	Low Voltage Products	139	234	-41%		319	469	-32%
	Process Automation	232	223	4%		466	474	-2%
	Corporate and other (inter-division eliminations)	(91)	(80)			(222)	(233)
EBIT %	Group	10.4%	13.8%			11.0%	13.0%
	Power Products	11.6%	15.0%			12.2%	15.0%
	Power Systems	2.0%	9.6%			3.4%	7.8%
	Discrete Automation & Motion	16.1%	15.5%			16.0%	13.9%
	Low Voltage Products	8.7%	16.8%			11.4%	18.1%
	Process Automation	11.3%	10.6%			11.6%	11.9%

Operational EBITDA*	Group	1’471	1’547	-5%		2’699	2’866	-6%
	Power Products	387	454	-15%		750	858	-13%
	Power Systems	119	189	-37%		236	321	-26%
	Discrete Automation & Motion	446	419	6%		863	797	8%
	Low Voltage Products	286	268	7%		483	530	-9%
	Process Automation	268	249	8%		511	495	3%

Operational EBITDA %	Group	15.1%	16.0%			14.5%	15.9%
	Power Products	14.7%	16.5%			14.6%	16.8%
	Power Systems	6.2%	9.4%			6.4%	8.4%
	Discrete Automation & Motion	18.8%	18.7%			18.7%	19.3%
	Low Voltage Products	17.9%	19.2%			17.3%	20.5%
	Process Automation	13.1%	11.8%			12.7%	12.4%

* See reconciliation of Operational EBITDA in Note 13 to the Interim Consolidated Financial Information (unaudited)

Q2 2012 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q2 12	Q2 11	US$	Local	Q2 12	Q2 11	US$	Local
Europe	3’214	3’490	-8%	2%	3’441	3’779	-9%	1%
Americas	2’934	2’564	14%	20%	2’577	2’228	16%	20%
Asia	2’759	2’902	-5%	-1%	2’708	2’579	5%	9%
Middle East and Africa	1’145	911	26%	34%	937	1’094	-14%	-9%
Group total	10’052	9’867	2%	9%	9’663	9’680	0%	6%

Half-year 2012 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	H1 12	H1 11	US$	Local	H1 12	H1 11	US$	Local
Europe	7’108	7’580	-6%	0%	6’827	7’070	-3%	3%
Americas	5’629	4’728	19%	23%	4’903	4’236	16%	19%
Asia	5’525	5’999	-8%	-6%	5’031	4’692	7%	9%
Middle East and Africa	2’158	1’917	13%	17%	1’809	2’084	-13%	-9%
Group total	20’420	20’224	1%	5%	18’570	18’082	3%	7%

Operational EBITDA by division Q2 2012 vs Q2 2011

	ABB		Power Products		Power Systems		Discrete Automation & Motion		Low Voltage Products		Process Automation
	Q2 12	Q2 11	Q2 12	Q2 11	Q2 12	Q2 11	Q2 12	Q2 11	Q2 12	Q2 11	Q2 12	Q2 11

Operational revenues	9’724	9’643	2’628	2’755	1’909	2’011	2’369	2’240	1’599	1’396	2’053	2’109
FX/commodity timing differences on Revenues	(61)	37	(18)	28	(37)	14	(1)	8	(3)	1	(1)	(14)
Revenues (as per Financial Statements)	9’663	9’680	2’610	2’783	1’872	2’025	2’368	2’248	1’596	1’397	2’052	2’095

Operational EBITDA	1’471	1’547	387	454	119	189	446	419	286	268	268	249
Depreciation	(174)	(167)	(43)	(43)	(17)	(14)	(34)	(31)	(33)	(29)	(15)	(15)
Amortization	(107)	(75)	(9)	(7)	(26)	(13)	(31)	(32)	(20)	(2)	(5)	(6)
including total acquisition-related amortization of	(82)	(51)	(8)	(5)	(22)	(11)	(27)	(30)	(18)	(1)	(3)	(2)
Acquisition-related expenses and certain non-operational items*	(90)	1	—	—	(3)	—	(1)	1	(81)	—	—	—
FX/commodity timing differences on EBIT	(82)	58	(27)	14	(34)	42	(3)	4	(8)	—	(8)	(3)
Restructuring-related costs	(17)	(27)	(6)	(1)	(2)	(10)	5	(12)	(5)	(3)	(8)	(2)
EBIT (as per Financial Statements)	1’001	1’337	302	417	37	194	382	349	139	234	232	223

Operational EBITDA margin (%)	15.1%	16.0%	14.7%	16.5%	6.2%	9.4%	18.8%	18.7%	17.9%	19.2%	13.1%	11.8%

* The Low Voltage Products Q2 12 amount of $81 million includes $15 million of Thomas & Betts inventory step-up

Appendix I

Reconciliation of non-GAAP measures

($ millions)

	Jun. 30,	Dec. 31,
	2012	2011
Net Cash (Net Debt)
(= Cash and equivalents plus marketable securities and short-term investments, less total debt)

Cash and equivalents	4’773	4’819
Marketable securities and short-term investments	375	948
Cash and marketable securities	5’148	5’767
Short-term debt and current maturities of long-term debt	2’217	765
Long-term debt	6’977	3’231
Total debt	9’194	3’996
Net Cash (Net Debt)	(4’046)	1’771

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Six months ended		Three months ended
($ in millions, except per share data in $)	Jun. 30, 2012	Jun. 30, 2011	Jun. 30, 2012	Jun. 30, 2011

Sales of products	15,501	15,207	8,078	8,154
Sales of services	3,069	2,875	1,585	1,526
Total revenues	18,570	18,082	9,663	9,680
Cost of products	(11,055)	(10,673)	(5,792)	(5,700)
Cost of services	(1,983)	(1,815)	(1,029)	(959)
Total cost of sales	(13,038)	(12,488)	(6,821)	(6,659)
Gross profit	5,532	5,594	2,842	3,021
Selling, general and administrative expenses	(2,787)	(2,619)	(1,465)	(1,356)
Non-order related research and development expenses	(716)	(640)	(370)	(334)
Other income (expense), net	20	15	(6)	6
Earnings before interest and taxes	2,049	2,350	1,001	1,337
Interest and dividend income	38	43	19	25
Interest and other finance expense	(144)	(92)	(87)	(41)
Income from continuing operations before taxes	1,943	2,301	933	1,321
Provision for taxes	(554)	(679)	(256)	(395)
Income from continuing operations, net of tax	1,389	1,622	677	926
Income (loss) from discontinued operations, net of tax	5	(1)	5	(1)
Net income	1,394	1,621	682	925
Net income attributable to noncontrolling interests	(53)	(73)	(26)	(32)
Net income attributable to ABB	1,341	1,548	656	893

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,336	1,549	651	894
Net income	1,341	1,548	656	893

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.58	0.68	0.28	0.39
Net income	0.58	0.68	0.29	0.39

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.58	0.68	0.28	0.39
Net income	0.58	0.68	0.29	0.39

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,293	2,286	2,293	2,288
Diluted earnings per share attributable to ABB shareholders	2,294	2,290	2,294	2,292

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	Six months ended		Three months ended
($ in millions)	Jun. 30, 2012	Jun. 30, 2011	Jun. 30, 2012	Jun. 30, 2011

Total comprehensive income, net of tax	1,232	2,573	90	1,448
Total comprehensive income attributable to noncontrolling interests, net of tax	(43)	(81)	(8)	(37)
Total comprehensive income attributable to ABB shareholders, net of tax	1,189	2,492	82	1,411

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Jun. 30, 2012	Dec. 31, 2011

Cash and equivalents	4,773	4,819
Marketable securities and short-term investments	375	948
Receivables, net	11,245	10,773
Inventories, net	6,363	5,737
Prepaid expenses	302	227
Deferred taxes	887	932
Other current assets	409	351
Total current assets	24,354	23,787

Property, plant and equipment, net	5,407	4,922
Goodwill	10,498	7,269
Other intangible assets, net	3,689	2,253
Prepaid pension and other employee benefits	172	139
Investments in equity-accounted companies	279	156
Deferred taxes	235	318
Other non-current assets	709	804
Total assets	45,343	39,648

Accounts payable, trade	4,750	4,789
Billings in excess of sales	1,878	1,819
Employee and other payables	1,365	1,361
Short-term debt and current maturities of long-term debt	2,217	765
Advances from customers	1,764	1,757
Deferred taxes	254	305
Provisions for warranties	1,255	1,324
Provisions and other current liabilities	2,376	2,619
Accrued expenses	1,802	1,822
Total current liabilities	17,661	16,561

Long-term debt	6,977	3,231
Pension and other employee benefits	1,612	1,487
Deferred taxes	1,697	537
Other non-current liabilities	1,483	1,496
Total liabilities	29,430	23,312

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at June 30, 2012 and December 31, 2011)	1,659	1,621
Retained earnings	16,703	16,988
Accumulated other comprehensive loss	(2,560)	(2,408)
Treasury stock, at cost (21,360,243 and 24,332,144 shares at June 30, 2012 and December 31, 2011, respectively)	(372)	(424)
Total ABB stockholders’ equity	15,430	15,777
Noncontrolling interests	483	559
Total stockholders’ equity	15,913	16,336
Total liabilities and stockholders’ equity	45,343	39,648

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Six months ended		Three months ended
($ in millions)	Jun. 30, 2012	Jun. 30, 2011	Jun. 30, 2012	Jun. 30, 2011

Operating activities:
Net income	1,394	1,621	682	925
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	534	473	281	242
Pension and other employee benefits	(49)	(66)	(32)	(59)
Deferred taxes	11	(6)	(28)	(3)
Net gain from sale of property, plant and equipment	(8)	(16)	(5)	(7)
Loss (income) from equity-accounted companies	5	(1)	1	(1)
Other	48	47	23	27
Changes in operating assets and liabilities:
Trade receivables, net	(257)	(260)	(183)	(275)
Inventories, net	(376)	(899)	12	(399)
Trade payables	(163)	257	21	122
Billings in excess of sales	76	(12)	(44)	88
Provisions, net	(255)	(265)	(98)	(87)
Advances from customers	41	81	(60)	117
Other assets and liabilities, net	(428)	173	25	201
Net cash provided by operating activities	573	1,127	595	891

Investing activities:
Purchases of marketable securities (available-for-sale)	(927)	(618)	(51)	(32)
Purchases of short-term investments	(27)	(140)	(2)	—
Purchases of property, plant and equipment and intangible assets	(536)	(343)	(300)	(204)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(3,616)	(3,186)	(3,420)	(84)
Proceeds from sales of marketable securities (available-for-sale)	1,496	2,399	1,475	315
Proceeds from maturity of marketable securities (available-for-sale)	—	220	—	86
Proceeds from short-term investments	27	525	25	147
Proceeds from sales of property, plant and equipment	13	15	8	9
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	5	3	2	3
Changes in financing and other non-current receivables, net	(35)	(75)	(16)	(66)
Net cash provided by (used in) investing activities	(3,600)	(1,200)	(2,279)	174

Financing activities:
Net changes in debt with original maturities of 90 days or less	591	97	500	46
Increase in debt	4,850	1,317	2,678	1,280
Repayment of debt	(727)	(1,339)	(542)	(40)
Issuance of shares	—	105	—	105
Transactions in treasury shares	46	5	—	1
Dividends paid	(1,626)	(1,569)	(1,626)	(1,569)
Acquisition of noncontrolling interests	—	(11)	—	(11)
Dividends paid to noncontrolling shareholders	(91)	(110)	(83)	(109)
Other	(4)	63	(19)	100
Net cash provided by (used in) financing activities	3,039	(1,442)	908	(197)

Effects of exchange rate changes on cash and equivalents	(58)	170	(202)	35

Net change in cash and equivalents - continuing operations	(46)	(1,345)	(978)	903

Cash and equivalents, beginning of period	4,819	5,897	5,751	3,649
Cash and equivalents, end of period	4,773	4,552	4,773	4,552

Supplementary disclosure of cash flow information:
Interest paid	70	65	46	32
Taxes paid	699	727	358	429

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2011	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458
Comprehensive income:
Net income		1,548							1,548	73	1,621
Foreign currency translation adjustments			996				996		996	8	1,004
Effect of change in fair value of available-for-sale securities, net of tax				(7)			(7)		(7)		(7)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(18)		(18)		(18)		(18)
Change in derivatives qualifying as cash flow hedges, net of tax						(27)	(27)		(27)		(27)
Total comprehensive income									2,492	81	2,573
Changes in noncontrolling interests	(3)								(3)	2	(1)
Dividends paid to noncontrolling shareholders									—	(122)	(122)
Dividends paid		(1,569)							(1,569)		(1,569)
Treasury stock transactions	(8)							13	5		5
Share-based payment arrangements	37								37		37
Issuance of shares	105								105		105
Call options	10								10		10
Replacement options issued in connection with acquisition	19								19		19
Balance at June 30, 2011	1,614	15,368	289	11	(938)	65	(573)	(428)	15,981	534	16,515

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2012	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336
Comprehensive income:
Net income		1,341							1,341	53	1,394
Foreign currency translation adjustments			(181)				(181)		(181)	(10)	(191)
Effect of change in fair value of available-for-sale securities, net of tax				(1)			(1)		(1)		(1)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					33		33		33		33
Change in derivatives qualifying as cash flow hedges, net of tax						(3)	(3)		(3)		(3)
Total comprehensive income									1,189	43	1,232
Changes in noncontrolling interests									—	2	2
Dividends paid to noncontrolling shareholders									—	(121)	(121)
Dividends paid		(1,626)							(1,626)		(1,626)
Treasury stock transactions	(6)							52	46		46
Share-based payment arrangements	28								28		28
Call options	10								10		10
Replacement options issued in connection with acquisition	5								5		5
Other	1								1		1
Balance at June 30, 2012	1,659	16,703	(1,149)	19	(1,439)	9	(2,560)	(372)	15,430	483	15,913

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2011.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

In January 2012, the Company adopted an accounting standard update which provides guidance that results in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. These amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments in this update are not intended to result in a change in the application of the requirements of U.S. GAAP. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this update did not have a significant impact on the consolidated financial statements.

Presentation of comprehensive income

In January 2012, the Company adopted two accounting standard updates regarding the presentation of comprehensive income. Under the updates, the Company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. These updates are effective retrospectively and resulted in the Company presenting two separate but consecutive statements.

Testing goodwill for impairment

In January 2012, the Company adopted an accounting standard update regarding the testing of goodwill for impairment under which the Company has elected the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Consequently, the Company is not required to calculate the fair value of a reporting unit unless it determines, based on the qualitative assessment, that it is more likely than not that the reporting unit’s fair value is less than its carrying amount. The adoption of this update did not have a significant impact on the consolidated financial statements.

Applicable for future periods

Disclosures about offsetting assets and liabilities

In December 2011, an accounting standard update was issued regarding disclosures about amounts of financial and derivative instruments recognized in the statement of financial position that are either (i) offset or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The scope of the update includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This update is effective for the Company for annual and interim periods beginning January 1, 2013, and is applicable retrospectively. The Company is currently evaluating the impact of these additional disclosures.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Acquisitions

Acquisitions were as follows:

	Six months ended June 30,		Three months ended June 30,
($ in millions, except number of acquired businesses) (1)	2012	2011	2012	2011
Acquisitions (net of cash acquired)(2)	3,578	3,137	3,414	64
Aggregate excess of purchase price over fair value of net assets acquired(3)	3,260	2,697	3,168	56

Number of acquired businesses	4	5	3	2

(1)  Amounts include adjustments arising during the measurement period of acquisitions. In the six and three months ended June 30, 2012, adjustments included in “Aggregate excess of purchase price over fair value of net assets acquired” amounted to $27 million and $30 million, respectively.

(2)  Excluding changes in cost and equity investments but including $5 million (in the six and three months ended June 30, 2012) and $19 million (in the six and three months ended June 30, 2011) representing the fair value of replacement vested stock options issued to Thomas & Betts and Baldor employees, respectively, at the corresponding acquisition dates.

(3)  Recorded as goodwill.

In the table above, the “Acquisitions” and “Aggregate excess of purchase price over fair value of net assets acquired” amounts for the six and three months ended June 30, 2012, relate primarily to the acquisition of Thomas & Betts. For the six months ended June 30, 2011, these amounts relate primarily to the acquisition of Baldor.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

On May 16, 2012, the Company acquired all outstanding shares of Thomas & Betts Corporation (Thomas & Betts) for $72 per share in cash. The resulting cash outflows for the Company amounted to $3,700 million, representing $3,282 million for the purchase of the shares (net of cash acquired of $521 million), $94 million related to cash settlement of Thomas & Betts options held at acquisition date and $324 million for the repayment of debt assumed upon acquisition. Thomas & Betts designs, manufactures and markets components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The acquisition of Thomas & Betts supports the Company’s strategy of expanding its Low Voltage Products operating segment into new geographies, sectors and products.

Notes to the Interim Consolidated Financial Information (unaudited)

The aggregate preliminary purchase consideration for business acquisitions in the six months ended June 30, 2012, has been allocated as follows:

	Allocated amounts			Weighted- average useful life
($ in millions)	Thomas & Betts	Other	Total	Thomas & Betts
Customer relationships	1,185	9	1,194	18 years
Technology	179	34	213	5 years
Trade names	160	13	173	10 years
Order backlog	12	2	14	7.5 months
Intangible assets	1,536	58	1,594	15 years
Fixed assets	413	18	431
Debt acquired	(618)	1	(617)
Deferred tax liabilities	(1,303)	(22)	(1,325)
Inventories	300	25	325
Other assets and liabilities, net(1)	(62)	(28)	(90)
Goodwill(2)	3,115	145	3,260
Total consideration (net of cash acquired) (3)	3,381	197	3,578

(1)  Gross receivables from the Thomas & Betts acquisition totaled $387 million; the fair value of which was $316 million after rebates and allowance for estimated uncollectable receivables.

(2)  The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes.

(3)  Cash acquired in the Thomas & Betts acquisition totaled $521 million. Additional consideration for the Thomas & Betts acquisition included $94 million related to the cash settlement of stock options held by Thomas & Betts employees at the acquisition date and $5 million representing the fair value of replacement vested stock options issued to Thomas & Betts employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The preliminary estimated fair values of the assets acquired and liabilities assumed for business combinations in the six months ended June 30, 2012, are based on preliminary calculations and valuations, and facts and circumstances that existed at the respective acquisition dates. The Company’s estimates and assumptions are subject to change during the measurement periods of those acquisitions. The areas where preliminary estimates are not yet finalized primarily relate to identifiable intangible assets, certain tangible assets and deferred tax liabilities.

The Company’s Consolidated Income Statements for both the six and three months ended June 30, 2012, include total revenues of $313 million and a net loss (including acquisition-related charges) of $39 million in respect of Thomas & Betts since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Thomas & Betts for the six and three months ended June 30, 2012 and 2011, as if Thomas & Betts had been acquired on January 1, 2011.

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2012	2011	2012	2011
Total revenues	19,485	19,171	9,971	10,246
Income from continuing operations, net of tax	1,491	1,626	729	952

Notes to the Interim Consolidated Financial Information (unaudited)

The unaudited pro forma results above include certain adjustments related to the Thomas & Betts acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the Company and Thomas & Betts combined, as if Thomas & Betts had been acquired on January 1, 2011.

	Adjustments
	Six months ended June 30,		Three months ended June 30,
($ in millions)	2012	2011	2012	2011

Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(26)	(35)	(9)	(17)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	3	(10)	3	(5)
Impact on cost of sales from fair valuing acquired inventory	16	(31)	16	—
Interest expense on Thomas & Betts debt	5	10	2	5
Impact on selling, general and administrative expenses from Thomas & Betts stock-option plans adjustments	16	—	16	—
Impact on selling, general and administrative expenses from acquisition-related costs	54	(21)	45	—
Impact on interest and other finance expense from bridging facility costs	13	—	11	—
Taxation adjustments	(1)	25	(6)	7
Other	(10)	(13)	(4)	(7)
Total pro forma adjustments	70	(75)	74	(17)

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the planned integration of Thomas & Betts. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

On January 26, 2011, the Company acquired 83.25 percent of the outstanding shares of Baldor Electric Company (Baldor) for $63.50 per share in cash. On January 27, 2011, the Company exercised its top-up option contained in the merger agreement, bringing its shareholding in Baldor to 91.6 percent, allowing the Company to complete a short-form merger under Missouri, United States, law. On the same date, the Company completed the purchase of the remaining 8.4 percent of outstanding shares. The resulting cash outflows for the Company amounted to $4,276 million, representing $2,966 million for the purchase of the shares, net of cash acquired, $70 million related to cash settlement of Baldor options held at acquisition date and $1,240 million for the repayment of debt assumed upon acquisition. Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators.

Notes to the Interim Consolidated Financial Information (unaudited)

The final allocation of the purchase consideration for the Baldor acquisition is as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Customer relationships	996	19 years
Technology	259	7 years
Trade name	121	10 years
Order backlog	15	2 months
Other intangible assets	15	5 years
Intangible assets	1,406	16 years
Fixed assets	382
Debt acquired	(1,241)
Deferred tax liabilities	(693)
Inventories	422
Other assets and liabilities, net(1)	51
Goodwill(2)	2,728
Total consideration (net of cash acquired) (3)	3,055

(1)	Gross receivables totaled $266 million; the fair value of which was $263 million after allowance for estimated uncollectable receivables.
(2)	Goodwill recognized is not deductible for income tax purposes.
(3)

Cash acquired totaled $48 million. Additional consideration included $70 million related to the cash settlement of stock options held by Baldor employees at the acquisition date and $19 million representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The Company’s Consolidated Income Statements for the six and three months ended June 30, 2011, include total revenues of $893 million and $522 million, respectively, and net income (including acquisition-related charges) of $36 million and $63 million, respectively, related to Baldor since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Baldor for the six and three months ended June 30, 2011, as if Baldor had been acquired on January 1, 2010.

($ in millions)	Six months ended June 30, 2011	Three months ended June 30, 2011
Total revenues	18,192	9,680
Income from continuing operations, net of tax	1,707	926

The unaudited pro forma results above include certain adjustments related to the Baldor acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the Company and Baldor combined, for the six and three months ended June 30, 2011, as if Baldor had been acquired on January 1, 2010.

	Adjustments
($ in millions)	Six months ended June 30, 2011	Three months ended June 30, 2011
Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(7)	(1)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	17	2
Impact on cost of sales from fair valuing acquired inventory	59	(4)
Interest expense on Baldor’s debt	11	—
Baldor stock-option plans adjustments	66	—
Impact on selling, general and administrative expenses from acquisition-related costs	63	3
Taxation adjustments	(66)	—
Total pro forma adjustments	143	—

Notes to the Interim Consolidated Financial Information (unaudited)

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the integration of Baldor. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

Changes in total goodwill were as follows:

($ in millions)	Total goodwill
Balance at January 1, 2011	4,085
Additions during the period(1)	3,261
Exchange rate differences	(74)
Other	(3)
Balance at December 31, 2011	7,269
Additions during the period(2)	3,260
Exchange rate differences	(31)
Other	—
Balance at June 30, 2012	10,498

(1)

Includes primarily goodwill of $2,728 million in respect of Baldor, acquired in January 2011, which has been allocated to the Discrete Automation and Motion operating segment and goodwill in respect of Mincom, acquired in July 2011, which has been allocated to the Power Systems operating segment.

(2)

Includes primarily goodwill of $3,115 million in respect of Thomas & Betts, acquired in May 2012, which has been allocated to the Low Voltage Products operating segment and goodwill in respect of Newave, acquired in February 2012, which has been allocated to the Discrete Automation and Motion operating segment.

Note 4. Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	June 30, 2012
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,451			2,451	2,451	—
Time deposits	2,227			2,227	2,227	—
Other short-term investments	21			21	—	21
Debt securities available-for-sale:
— U.S. government obligations	167	8	—	175	—	175
— Other government obligations	3	—	(1)	2	—	2
— Corporate	206	9	—	215	95	120
Equity securities available-for-sale	49	10	(2)	57	—	57
Total	5,124	27	(3)	5,148	4,773	375

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2011
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,655			1,655	1,655	—
Time deposits	2,986			2,986	2,984	2
Debt securities available-for-sale:
— U.S. government obligations	753	8	—	761	—	761
— Other government obligations	3	—	—	3	—	3
— Corporate	298	8	(1)	305	180	125
Equity securities available-for-sale	50	10	(3)	57	—	57
Total	5,745	26	(4)	5,767	4,819	948

Non-current assets

In 2011, the Company purchased shares in a listed company and, as such, classified these as available-for-sale equity securities. The investment is recorded in “Other non-current assets”. At June 30, 2012, the cost basis, the gross unrealized loss and fair value of these equity securities were not significant. At December 31, 2011, an other-than-temporary impairment was recognized on these securities but was not significant.

In addition, certain held-to-maturity marketable securities (pledged in respect of a certain non-current deposit liability) are recorded in “Other non-current assets”. At June 30, 2012, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $95 million, $29 million and $124 million, respectively. At December 31, 2011, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $92 million, $28 million and $120 million, respectively. The maturity dates of these securities range from 2014 to 2021.

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Notes to the Interim Consolidated Financial Information (unaudited)

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Volume of derivative activity

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	June 30, 2012	December 31, 2011	June 30, 2011
Foreign exchange contracts	19,431	16,503	18,308
Embedded foreign exchange derivatives	3,548	3,439	3,379
Interest rate contracts	2,646	5,535	3,240

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	June 30, 2012	December 31, 2011	June 30, 2011
Copper swaps	metric tonnes	43,307	38,414	30,959
Aluminum swaps	metric tonnes	8,211	5,068	5,269
Nickel swaps	metric tonnes	12	18	18
Lead swaps	metric tonnes	13,025	13,325	9,950
Zinc swaps	metric tonnes	125	125	75
Silver swaps	ounces	1,758,485	1,981,646	595,000
Electricity futures	megawatt hours	409,500	326,960	382,573
Crude oil swaps	barrels	177,476	113,397	150,375

Equity derivatives:

At June 30, 2012, December 31, 2011, and June 30, 2011, the Company held 70 million, 61 million and 64 million cash-settled call options on ABB Ltd shares with a total fair value of $16 million, $21 million and $57 million, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At June 30, 2012, and December 31, 2011, “Accumulated other comprehensive loss” included net unrealized gains of $9 million and $12 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at June 30, 2012, net gains of $15 million are expected to be reclassified to earnings in the following 12 months. At June 30, 2012, the longest maturity of a derivative classified as a cash flow hedge was 68 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant in the six and three months ended June 30, 2012 and 2011.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income Statements were as follows:

Six months ended June 30, 2012
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	16	Total revenues	27	Total revenues	—
		Total cost of sales	(2)	Total cost of sales	—
Commodity contracts	1	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	(10)	SG&A expenses(2)	(11)	SG&A expenses(2)	—
Total	7		12		—

Six months ended June 30, 2011
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	35	Total revenues	78	Total revenues	(1)
		Total cost of sales	(3)	Total cost of sales	—
Commodity contracts	(3)	Total cost of sales	6	Total cost of sales	—
Cash-settled call options	—	SG&A expenses(2)	(4)	SG&A expenses(2)	—
Total	32		77		(1)

Three months ended June 30, 2012
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(15)	Total revenues	16	Total revenues	1
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	(7)	Total cost of sales	—	Total cost of sales	—
Cash-settled call options	(8)	SG&A expenses(2)	(8)	SG&A expenses(2)	—
Total	(30)		7		1

Notes to the Interim Consolidated Financial Information (unaudited)

Three months ended June 30, 2011
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(17)	Total revenues	37	Total revenues	(1)
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	—	Total cost of sales	3	Total cost of sales	(1)
Cash-settled call options	(5)	SG&A expenses(2)	(6)	SG&A expenses(2)	—
Total	(22)		33		(2)

(1) OCI represents “Accumulated other comprehensive loss”.
(2) SG&A expenses represent “Selling, general and administrative expenses”.

Derivative gains of $5 million and $54 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the six months ended June 30, 2012 and 2011, respectively. During the three months ended June 30, 2012 and 2011, derivative gains of $2 million and $22 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings respectively.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the six and three months ended June 30, 2012 and 2011, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Six months ended June 30, 2012
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	10	Interest and other finance expense	(10)

Six months ended June 30, 2011
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(23)	Interest and other finance expense	23

Three months ended June 30, 2012
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	3	Interest and other finance expense	(3)

Three months ended June 30, 2011
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(2)	Interest and other finance expense	2

Notes to the Interim Consolidated Financial Information (unaudited)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Six months ended June 30,		Three months ended June 30,
not designated as a hedge	Location	2012	2011	2012	2011
Foreign exchange contracts	Total revenues	52	144	(120)	102
	Total cost of sales	(85)	19	(21)	(3)
	SG&A expenses(1)	(1)	—	(1)	—
	Interest and other finance expense	(53)	503	(165)	318
Embedded foreign exchange contracts	Total revenues	(63)	(61)	10	(61)
	Total cost of sales	10	18	(5)	9
Commodity contracts	Total cost of sales	(3)	(17)	(28)	(8)
	Interest and other finance expense	(1)	—	(1)	—
Cash-settled call options	Interest and other finance expense	—	—	—	—
Interest rate contracts	Interest and other finance expense	1	—	(1)	—
Total		(143)	606	(332)	357

(1) SG&A expenses represent “Selling, general and administrative expenses”.

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	June 30, 2012
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	40	11	29	8
Commodity contracts	—	—	5	—
Interest rate contracts	23	26	—	—
Cash-settled call options	5	10	—	—
Total	68	47	34	8
Derivatives not designated as hedging instruments:
Foreign exchange contracts	122	36	247	23
Commodity contracts	6	1	26	4
Interest rate contracts	—	—	—	—
Cash-settled call options	—	1	—	—
Embedded foreign exchange derivatives	50	8	73	28
Total	178	46	346	55
Total fair value	246	93	380	63

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2011
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	37	6	26	10
Commodity contracts	1	—	6	—
Interest rate contracts	—	40	—	—
Cash-settled call options	13	6	—	—
Total	51	52	32	10
Derivatives not designated as hedging instruments:
Foreign exchange contracts	142	38	289	28
Commodity contracts	9	1	33	3
Interest rate contracts	—	—	—	1
Cash-settled call options	1	1	—	—
Embedded foreign exchange derivatives	51	13	77	19
Total	203	53	399	51
Total fair value	254	105	431	61

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at June 30, 2012, and December 31, 2011, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:

Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as commodity futures and certain actively-traded debt securities.

Level 2:

Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The

Notes to the Interim Consolidated Financial Information (unaudited)

adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, foreign exchange forward contracts and foreign exchange swaps, as well as financing receivables and debt.

Level 3:	Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2012
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	95	—	95
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	54	—	57
Debt securities—U.S. government obligations	175	—	—	175
Debt securities—Other government obligations	—	2	—	2
Debt securities—Corporate	—	120	—	120
Available-for-sale securities in “Other non-current assets”
Equity securities	2	—	—	2
Derivative assets—current in “Other current assets”	1	245	—	246
Derivative assets—non-current in “Other non-current assets”	—	93	—	93
Total	181	609	—	790
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	4	376	—	380
Derivative liabilities—non-current in “Other non-current liabilities”	—	63	—	63
Total	4	439	—	443

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2011
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	180	—	180
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	54	—	57
Debt securities—U.S. government obligations	761	—	—	761
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	125	—	125
Available-for-sale securities in “Other non-current assets”
Equity securities	5	—	—	5
Derivative assets—current in “Other current assets”	2	252	—	254
Derivative assets—non-current in “Other non-current assets”	—	105	—	105
Total	771	719	—	1,490
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	4	427	—	431
Derivative liabilities—non-current in “Other non-current liabilities”	—	61	—	61
Total	4	488	—	492

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, then these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the six and three months ended June 30, 2012 and 2011.

Disclosure about financial instruments carried on a cost basis

Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months):

The carrying amounts of “Cash and equivalents” approximate their fair values, of which, at June 30, 2012, $2,451 million and $2,227 million, were determined using Level 1 and Level 2 inputs, respectively.

Marketable securities and short-term investments:

In addition to the “Available-for-sale securities” disclosed in the “Recurring fair value measures” section above, “Marketable securities and short-term investments” at June 30, 2012, included other short-term investments of $21 million. The carrying amount of the investments approximates the fair value, which was determined using Level 1 inputs.

Notes to the Interim Consolidated Financial Information (unaudited)

Receivables, net:

The carrying amounts of “Receivables, net” approximate their fair values and include short-term loans granted. At June 30, 2012, the fair values of short-term loans, with carrying amounts of $8 million, were determined using Level 2 inputs.

Other non-current assets:

Includes financing receivables (including loans granted) carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted and outstanding at June 30, 2012, were both $57 million and at December 31, 2011, were $52 million and $54 million, respectively. The fair values of long-term loans granted at June 30, 2012, were determined using Level 2 inputs.

Includes held-to-maturity marketable securities (see Note 4) whose carrying values and estimated fair values at June 30, 2012, were $95 million and $124 million, respectively, and at December 31, 2011, were $92 million and $120 million, respectively. The fair values of these securities at June 30, 2012, were determined using Level 2 inputs.

Includes restricted cash and cash deposits (pledged in respect of a certain non-current deposit liability) totaling $284 million at June 30, 2012. Their carrying amounts approximate their fair values, which were determined using Level 1 inputs.

Accounts payable, trade:

The carrying amounts of “Accounts payable, trade” approximate their fair values.

Short-term debt and current maturities of long-term debt, excluding finance lease liabilities:

Includes commercial paper, bank borrowings and overdrafts as well as bonds maturing in the next 12 months. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values, of which, at June 30, 2012, $1,016 million and $1,183 million were determined using Level 1 and Level 2 inputs, respectively.

Long-term debt excluding finance lease liabilities:

Fair values of bond issues are determined using quoted market prices. The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term debt, excluding finance lease liabilities, at June 30, 2012, were $6,894 million and $7,168 million, respectively, and at December 31, 2011, were $3,151 million and $3,218 million, respectively. Of the fair value amount of $7,168 million at June 30, 2012, $7,132 million was determined using Level 1 inputs, with the remaining amount determined using Level 2 inputs.

Note 7. Credit quality of receivables

Accounts receivable and doubtful debt allowance

Accounts receivable are recorded at the invoiced amount. The doubtful debt allowance is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer specific data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the doubtful debt allowance regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

Notes to the Interim Consolidated Financial Information (unaudited)

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from “A” (lowest likelihood of loss) to “E” (highest likelihood of loss), as shown in the following table:

Risk category:	Equivalent Standard & Poor’s rating
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

Third-party agencies’ ratings are considered, if available. For customers where agency ratings are not available, the customer’s most recent financial statements, payment history and other relevant information is considered in the assignment to a risk category. Customers are assessed at least annually or more frequently when information on significant changes in the customers’ financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

Information on the credit quality of trade receivables (excluding those with a contractual maturity of one year or less) and other financing receivables is presented below.

Receivables classified as current assets

The gross amounts of, and doubtful debt allowance for, trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature), recorded in receivables, net, were as follows:

	June 30, 2012
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	279	128	407
- Collectively evaluated for impairment	324	133	457
Total	603	261	864
Doubtful debt allowance:
- From individual impairment evaluation	(33)	(5)	(38)
- From collective impairment evaluation	(9)	—	(9)
Total	(42)	(5)	(47)
Recorded net amount	561	256	817

	December 31, 2011
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	252	108	360
- Collectively evaluated for impairment	282	129	411
Total	534	237	771
Doubtful debt allowance:
- From individual impairment evaluation	(41)	(5)	(46)
- From collective impairment evaluation	(9)	—	(9)
Total	(50)	(5)	(55)
Recorded net amount	484	232	716

Notes to the Interim Consolidated Financial Information (unaudited)

Changes in the doubtful debt allowance for trade receivables (excluding those with a contractual maturity of one year or less) were as follows:

	Six months ended June 30,
($ in millions)	2012	2011
Trade receivables (excluding those with a contractual maturity of one year or less):
Balance at January 1,	50	37
Reversal of allowance	(6)	(10)
Additions to allowance	4	7
Amounts written off	—	(1)
Exchange rate differences	(6)	1
Balance at June 30,	42	34

	Three months ended June 30,
($ in millions)	2012	2011
Trade receivables (excluding those with a contractual maturity of one year or less):
Balance at April 1,	47	36
Reversal of allowance	(4)	(6)
Additions to allowance	1	1
Amounts written off	—	(1)
Exchange rate differences	(2)	4
Balance at June 30,	42	34

Changes in the doubtful debt allowance for other receivables during the six and three months ended June 30, 2012 and 2011, were not significant.

The following table shows the credit risk profile, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	June 30, 2012
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:
A	250	208	458
B	166	21	187
C	133	26	159
D	48	2	50
E	6	4	10
Total gross amount	603	261	864

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2011
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:
A	251	196	447
B	134	18	152
C	122	20	142
D	22	1	23
E	5	2	7
Total gross amount	534	237	771

The following table shows an aging analysis, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

	June 30, 2012
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at June 30, 2012(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	46	1	4	49	8	495	603
Other receivables	2	5	3	11	8	232	261
Total gross amount	48	6	7	60	16	727	864

	December 31, 2011
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2011(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	73	6	5	49	6	395	534
Other receivables	4	1	1	15	3	213	237
Total gross amount	77	7	6	64	9	608	771

(1)

Trade receivables (excluding those with a contractual maturity of one year or less) principally represent contractual retention amounts that will become due subsequent to the completion of the long-term contract.

Receivables classified as non-current assets

At June 30, 2012, and December 31, 2011, the net recorded amounts of loans granted were $57 million and $52 million, respectively, and were included in other non-current assets (see Note 6). The related doubtful debt allowance was not significant at both dates. The changes in such allowance were not significant during the six and three months ended June 30, 2012 and 2011.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 8. Debt

The Company’s total debt at June 30, 2012, and December 31, 2011, amounted to $9,194 million and $3,996 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	June 30, 2012	December 31, 2011
Short-term debt	1,228	689
Current maturities of long-term debt	989	76
Total	2,217	765

Short-term debt primarily represented issued commercial paper and short-term loans from various banks.

At June 30, 2012, and December 31, 2011, the Company had in place three commercial paper programs: a $1 billion commercial paper program for the private placement of U.S. dollar-denominated commercial paper in the United States; a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies and a 5 billion Swedish krona commercial paper program for the issuance of Swedish krona- and euro-denominated commercial paper. At June 30, 2012, and December 31, 2011, $921 million and $435 million, respectively, were outstanding under the $1 billion program in the United States.

In February 2012, the Company entered into a $4 billion credit agreement for an initial term of 364 days to provide bridge financing for the planned acquisition of Thomas & Betts Corporation. As a result of the issuance of bonds with an aggregate principal of $2.5 billion in May 2012, and in accordance with the terms of the credit agreement, the credit agreement was cancelled.

Long-term debt

The Company’s long-term debt at June 30, 2012, and December 31, 2011, amounted to $6,977 million and $3,231 million, respectively.

Outstanding bonds (including maturities within the next 12 months) were as follows:

	June 30, 2012			December 31, 2011
(in millions)	Nominal outstanding		Carrying value(1)	Nominal outstanding		Carrying value(1)

Bonds:
4.625% EUR Instruments, due 2013	EUR	700	$889	EUR	700	$910
2.5% USD Notes, due 2016	USD	600	$597	USD	600	$596
1.25% CHF Bonds, due 2016	CHF	500	$533	CHF	500	$535
1.625% USD Notes, due 2017	USD	500	$497			—
1.50% CHF Bonds, due 2018	CHF	350	$367			—
2.625% EUR Instruments, due 2019	EUR	1,250	$1,572			—
4.0% USD Notes, due 2021	USD	650	$640	USD	650	$640
2.25% CHF Bonds, due 2021	CHF	350	$382	CHF	350	$378
5.625% Notes, due 2021	USD	250	$292			—
2.875% Notes, due 2022	USD	1,250	$1,223			—
4.375% Notes, due 2042	USD	750	$727			—
Total outstanding bonds			$7,719			$3,059

(1) USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

In January 2012, the Company issued bonds with an aggregate principal of CHF 350 million, due 2018, that pay interest annually in arrears at a fixed rate of 1.5 percent per annum. The Company recorded net proceeds of CHF 346 million (equivalent to approximately $370 million on date of settlement).

In March 2012, the Company issued instruments with an aggregate principal of EUR 1,250 million, due 2019, that pay interest annually in arrears at a fixed rate of 2.625 percent per annum. The Company

Notes to the Interim Consolidated Financial Information (unaudited)

recorded proceeds (net of fees) of EUR 1,245 million (equivalent to approximately $1,648 million on date of settlement).

In May 2012, the Company issued the following notes with a principal of:

•                  $500 million, due 2017, paying interest semi-annually in arrears at a fixed rate of 1.625 percent per annum,

•                  $1,250 million, due 2022, paying interest semi-annually in arrears at a fixed rate of 2.875 percent per annum, and

•                  $750 million, due 2042, paying interest semi-annually in arrears at a fixed rate of 4.375 percent per annum.

The aggregate net proceeds of these bond issues, after underwriting discount and other fees, amounted to $2,431 million.

In May 2012, upon the acquisition of Thomas & Betts, the Company acquired notes with an aggregate principal of $250 million, due 2021, paying interest semi-annually in arrears at a fixed rate of 5.625 percent per annum. These notes have been recorded at their fair value on the date of acquisition and will be amortized to par over the period to maturity.

Note 9. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2013 at the Windsor site. In February 2011, the Company and Westinghouse Electric Company LLC (BNFL’s former subsidiary) agreed to settle and release the Company from its continuing environmental obligations under the sale agreement in respect of the Hematite site. The settlement amount was paid by the Company in February 2011.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and

Notes to the Interim Consolidated Financial Information (unaudited)

groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A substantial portion of one of the acquired entities remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

The impact of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Income Statements was not significant for the six and three months ended June 30, 2012 and 2011.

The effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was not significant for the six and three months ended June 30, 2012, as well as the three months ended June 30, 2011. For the six months ended June 30, 2011, cash expenditures totaled $137 million, primarily in respect of the Nuclear Technology business.

The Company has estimated cash expenditures of $10 million for the remainder of 2012. These expenditures are covered by provisions included in “Provisions and other current liabilities”.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	June 30, 2012	December 31, 2011
Provision balance relating to:
Nuclear Technology business	9	24
Various businesses	96	68
	105	92
Environmental provisions included in:
Provisions and other current liabilities	26	22
Other non-current liabilities	79	70
	105	92

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Power Transformers business

In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

Notes to the Interim Consolidated Financial Information (unaudited)

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities, including the European Commission, in their investigations. In July 2011, the European Commission announced that it had issued its Statement of Objections in its investigation into alleged anti-competitive practices in the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company’s flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. In the United States, the Department of Justice (DoJ) also conducted an investigation into this business. The Company has been informed that the European Commission and the DoJ have closed their investigations. No fines have been imposed on the Company.

The Company’s FACTS business remains under investigation in one other jurisdiction for anti-competitive practices. Management is cooperating fully with the antitrust authority in its investigation. An informed judgment about the outcome of that investigation or the amount of potential loss or range of loss for the Company, if any, relating to that investigation cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the DoJ and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At June 30, 2012, and December 31, 2011, the Company had aggregate liabilities of $202 million and $208 million, respectively, included in “Provisions and other current liabilities” and in “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information

Notes to the Interim Consolidated Financial Information (unaudited)

currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	June 30, 2012	December 31, 2011
Performance guarantees	157	148
Financial guarantees	84	85
Indemnification guarantees	190	194
Total	431	427

In respect of the above guarantees, the carrying amounts of liabilities at June 30, 2012, and December 31, 2011, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $87 million at both June 30, 2012, and December 31, 2011, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and although these have original maturity dates ranging from one to seven years, the Company has not yet been formally released from all of these guarantees. The maximum potential amount payable under the guarantees was approximately $8 million at both June 30, 2012, and December 31, 2011. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was not significant at June 30, 2012, and December 31, 2011.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum potential amount payable under the guarantees was approximately $6 million and $8 million, at June 30, 2012, and December 31, 2011, respectively.

The Company is engaged in executing a number of projects as a member of consortia that includes third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to four years. At

Notes to the Interim Consolidated Financial Information (unaudited)

June 30, 2012, and December 31, 2011, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $56 million and $45 million, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At June 30, 2012, and December 31, 2011, the Company had a maximum potential amount payable of $84 million and $85 million under financial guarantees outstanding. Of this amount, both at June 30, 2012, and December 31, 2011, $19 million was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company delivered, to the purchasers of Lummus, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of June 30, 2012, and December 31, 2011, was $50 million.

The Company delivered, to the purchasers of its interest in Jorf Lasfar, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable under such guarantees at June 30, 2012, and December 31, 2011, was $140 million and $141 million, respectively, and is subject to foreign exchange fluctuations.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2012	2011

Balance at January 1,	1,324	1,393
Warranties assumed through acquisitions	4	10
Claims paid in cash or in kind	(86)	(80)
Net increase in provision for changes in estimates, warranties issued and warranties expired	30	24
Exchange rate differences	(17)	94
Balance at June 30,	1,255	1,441

Note 10. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Notes to the Interim Consolidated Financial Information (unaudited)

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Six months ended June 30,
	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	109	124	1	1
Interest cost	187	205	5	6
Expected return on plan assets	(235)	(258)	—	—
Amortization of prior service cost	20	23	(4)	(5)
Amortization of net actuarial loss	41	27	2	2
Net periodic benefit cost	122	121	4	4

	Three months ended June 30,
	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	52	64	1	—
Interest cost	91	106	2	3
Expected return on plan assets	(115)	(135)	—	—
Amortization of prior service cost	10	12	(2)	(3)
Amortization of net actuarial loss	20	9	1	1
Net periodic benefit cost	58	56	2	1

Employer contributions were as follows:

	Six months ended June 30,
	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	171	193	9	12
Of which, discretionary contributions to defined benefit pension plans	39	32	—	—

	Three months ended June 30,
	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	87	121	5	6
Of which, discretionary contributions to defined benefit pension plans	7	32	—	—

The Company expects to make contributions totaling approximately $344 million and $19 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2012.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 11. Stockholders’ equity

At the Annual General Meeting of Shareholders in April 2012, shareholders approved the payment of a dividend of 0.65 Swiss francs per share. The dividend was paid in May 2012 and amounted to $1,626 million.

Upon and in connection with each launch of the Company’s management incentive plan (MIP), the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrants and warrant appreciation rights awarded to participants. In the first quarter of 2012, the bank exercised a portion of the call options it held. Consequently, the Company delivered 2.7 million treasury shares, resulting in a $48 million decrease in treasury stock.

Note 12. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Six months ended June 30,		Three months ended June 30,
($ in millions, except per share data in $)	2012	2011	2012	2011

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,336	1,549	651	894
Income (loss) from discontinued operations, net of tax	5	(1)	5	(1)
Net income	1,341	1,548	656	893

Weighted-average number of shares outstanding (in millions)	2,293	2,286	2,293	2,288

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.58	0.68	0.28	0.39
Income (loss) from discontinued operations, net of tax	—	—	0.01	—
Net income	0.58	0.68	0.29	0.39

Notes to the Interim Consolidated Financial Information (unaudited)

Diluted earnings per share

	Six months ended June 30,		Three months ended June 30,
($ in millions, except per share data in $)	2012	2011	2012	2011

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,336	1,549	651	894
Income (loss) from discontinued operations, net of tax	5	(1)	5	(1)
Net income	1,341	1,548	656	893

Weighted-average number of shares outstanding (in millions)	2,293	2,286	2,293	2,288
Effect of dilutive securities:
Call options and shares	1	4	1	4
Dilutive weighted-average number of shares outstanding	2,294	2,290	2,294	2,292

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.58	0.68	0.28	0.39
Income (loss) from discontinued operations, net of tax	—	—	0.01	—
Net income	0.58	0.68	0.29	0.39

Note 13. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, rectifiers, excitation systems, robotics, programmable logic controllers, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals and power industries.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

Notes to the Interim Consolidated Financial Information (unaudited)

The Company evaluates the performance of its segments based on operational earnings before interest, taxes, depreciation and amortization (Operational EBITDA) and Operational EBITDA margin (being Operational EBITDA as a percentage of Operational revenues).

Operational EBITDA represents Earnings before interest and taxes (EBIT) excluding depreciation and amortization, restructuring and restructuring-related expenses, adjusted for the following: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), (iv) acquisition-related expenses and (v) certain non-operational items.

Operational revenues are total revenues adjusted for the following: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA.

The following tables present segment revenues, Operational EBITDA, Operational EBITDA margin, as well as reconciliations of Operational EBITDA to EBIT and Operational revenues to Total revenues. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

	Six months ended June 30, 2012
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	4,284	839	5,123	5,125	750	14.6%
Power Systems	3,556	123	3,679	3,689	236	6.4%
Discrete Automation and Motion	4,177	433	4,610	4,609	863	18.7%
Low Voltage Products	2,613	175	2,788	2,785	483	17.3%
Process Automation	3,917	105	4,022	4,013	511	12.7%
Corporate and Other	23	748	771	770	(94)	—
Intersegment elimination	—	(2,423)	(2,423)	(2,423)	(50)	—
Consolidated	18,570	—	18,570	18,568	2,699	14.5%

	Six months ended June 30, 2011
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	4,214	896	5,110	5,095	858	16.8%
Power Systems	3,737	121	3,858	3,829	321	8.4%
Discrete Automation and Motion	3,795	333	4,128	4,121	797	19.3%
Low Voltage Products	2,429	163	2,592	2,590	530	20.5%
Process Automation	3,886	109	3,995	3,997	495	12.4%
Corporate and Other	21	739	760	759	(145)	—
Intersegment elimination	—	(2,361)	(2,361)	(2,361)	10	—
Consolidated	18,082	—	18,082	18,030	2,866	15.9%

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended June 30, 2012
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	2,191	419	2,610	2,628	387	14.7%
Power Systems	1,806	66	1,872	1,909	119	6.2%
Discrete Automation and Motion	2,134	234	2,368	2,369	446	18.8%
Low Voltage Products	1,504	92	1,596	1,599	286	17.9%
Process Automation	2,002	50	2,052	2,053	268	13.1%
Corporate and Other	26	379	405	406	(62)	—
Intersegment elimination	—	(1,240)	(1,240)	(1,240)	27	—
Consolidated	9,663	—	9,663	9,724	1,471	15.1%

	Three months ended June 30, 2011
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	2,308	475	2,783	2,755	454	16.5%
Power Systems	1,957	68	2,025	2,011	189	9.4%
Discrete Automation and Motion	2,058	190	2,248	2,240	419	18.7%
Low Voltage Products	1,308	89	1,397	1,396	268	19.2%
Process Automation	2,038	57	2,095	2,109	249	11.8%
Corporate and Other	11	386	397	397	(67)	—
Intersegment elimination	—	(1,265)	(1,265)	(1,265)	35	—
Consolidated	9,680	—	9,680	9,643	1,547	16.0%

(1) Operational EBITDA by segment is presented before the elimination of intersegment profits made on inventory sales.

Notes to the Interim Consolidated Financial Information (unaudited)

	Six months ended June 30, 2012
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	5,125	3,689	4,609	2,785	4,013	(1,653)	18,568
Unrealized gains and losses on derivatives	3	1	(3)	5	10	2	18
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	(21)	—	—	(3)	—	(24)
Unrealized foreign exchange movements on receivables (and related assets)	(5)	10	4	(2)	2	(1)	8
Total revenues	5,123	3,679	4,610	2,788	4,022	(1,652)	18,570

Operational EBITDA	750	236	863	483	511	(144)	2,699
Depreciation and amortization	(104)	(84)	(126)	(81)	(40)	(99)	(534)
Acquisition-related expenses and certain non-operational items	—	(3)	(5)	(84)	—	21	(71)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	9	(12)	(1)	11	8	1	16
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(3)	(21)	1	(1)	(4)	2	(26)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(8)	13	—	(4)	(1)	(1)	(1)
Restructuring and restructuring-related expenses	(19)	(4)	4	(5)	(8)	(2)	(34)
EBIT	625	125	736	319	466	(222)	2,049

Operational EBITDA margin (%)	14.6%	6.4%	18.7%	17.3%	12.7%	—	14.5%

Notes to the Interim Consolidated Financial Information (unaudited)

	Six months ended June 30, 2011
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	5,095	3,829	4,121	2,590	3,997	(1,602)	18,030
Unrealized gains and losses on derivatives	5	14	(4)	1	(26)	(1)	(11)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(12)	22	—	—	5	—	15
Unrealized foreign exchange movements on receivables (and related assets)	22	(7)	11	1	19	2	48
Total revenues	5,110	3,858	4,128	2,592	3,995	(1,601)	18,082

Operational EBITDA	858	321	797	530	495	(135)	2,866
Depreciation and amortization	(97)	(57)	(126)	(58)	(41)	(94)	(473)
Acquisition-related expenses and certain non-operational items	—	—	(91)	—	—	—	(91)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(1)	54	6	1	3	(7)	56
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(11)	7	(2)	—	3	1	(2)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	17	(11)	2	(1)	14	1	22
Restructuring and restructuring-related expenses	1	(15)	(12)	(3)	—	1	(28)
EBIT	767	299	574	469	474	(233)	2,350

Operational EBITDA margin (%)	16.8%	8.4%	19.3%	20.5%	12.4%	—	15.9%

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended June 30, 2012
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	2,628	1,909	2,369	1,599	2,053	(834)	9,724
Unrealized gains and losses on derivatives	(16)	(53)	(4)	(6)	(7)	1	(85)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	(11)	(1)	—	(2)	(1)	(16)
Unrealized foreign exchange movements on receivables (and related assets)	(1)	27	4	3	8	(1)	40
Total revenues	2,610	1,872	2,368	1,596	2,052	(835)	9,663

Operational EBITDA	387	119	446	286	268	(35)	1,471
Depreciation and amortization	(52)	(43)	(65)	(53)	(20)	(48)	(281)
Acquisition-related expenses and certain non-operational items	—	(3)	(1)	(81)	—	(5)	(90)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(29)	(52)	(7)	(10)	(13)	(2)	(113)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	(11)	—	—	(3)	—	(14)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	2	29	4	2	8	—	45
Restructuring and restructuring-related expenses	(6)	(2)	5	(5)	(8)	(1)	(17)
EBIT	302	37	382	139	232	(91)	1,001

Operational EBITDA margin (%)	14.7%	6.2%	18.8%	17.9%	13.1%	—	15.1%

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended June 30, 2011
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	2,755	2,011	2,240	1,396	2,109	(868)	9,643
Unrealized gains and losses on derivatives	23	(3)	3	(1)	(22)	(1)	(1)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(8)	11	—	—	3	—	6
Unrealized foreign exchange movements on receivables (and related assets)	13	6	5	2	5	1	32
Total revenues	2,783	2,025	2,248	1,397	2,095	(868)	9,680

Operational EBITDA	454	189	419	268	249	(32)	1,547
Depreciation and amortization	(50)	(27)	(63)	(31)	(21)	(50)	(242)
Acquisition-related expenses and certain non-operational items	—	—	1	—	—	—	1
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	14	34	2	(3)	(15)	—	32
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(10)	1	(2)	—	3	1	(7)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	10	7	4	3	9	—	33
Restructuring and restructuring-related expenses	(1)	(10)	(12)	(3)	(2)	1	(27)
EBIT	417	194	349	234	223	(80)	1,337

Operational EBITDA margin (%)	16.5%	9.4%	18.7%	19.2%	11.8%	—	16.0%

	Total assets(1)
($ in millions)	June 30, 2012	December 31, 2011
Power Products	7,269	7,355
Power Systems	7,766	7,469
Discrete Automation and Motion	9,229	9,195
Low Voltage Products	9,743	3,333
Process Automation	4,666	4,777
Corporate and Other	6,670	7,519
Consolidated	45,343	39,648

(1) Total assets are after intersegment eliminations and therefore refer to third-party assets only.

April — June 2012 — Q2

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Veli-Matti Reinikkala	27.04.2012	Shares	4,300		CHF 17.34
Hubertus von Grünberg *	24.05.2012	Shares	22,685		CHF 18.49
Jacob Wallenberg *	24.05.2012	Shares	2,807		CHF 18.49
Hans Ulrich Maerki *	24.05.2012	Shares	10,364		CHF 18.49
Roger Agnelli *	24.05.2012	Shares	2,807		CHF 18.49
Michel de Rosen *	24.05.2012	Shares	5,614		CHF 18.49
Michael Treschow *	24.05.2012	Shares	2,843		CHF 18.49
Louis R. Hughes *	24.05.2012	Shares	3,751		CHF 18.49
Ying Yeh *	24.05.2012	Shares	2,807		CHF 18.49

Key:

* Shares were granted as part of the ABB Ltd Director’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 26, 2012	By:	/s/ Michel Demaré
	Name:	Michel Demaré
	Title:	Executive Vice President and Chief Financial Officer

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance